         As filed with the Securities and Exchange Commission on March 21, 2002
                                                       Registration No. _______
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                            ------------------------

                      BROCADE COMMUNICATIONS SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)
                     ------------------------------------

            Delaware                  1745 Technology Drive              77-0409517
(State or other jurisdiction of     San Jose, California 95110        (I.R.S. Employer
 incorporation or organization)           (408) 487-8000           Identification Number)

       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                          ---------------------------------

                                Gregory L. Reyes
              Chief Executive Officer and Chairman of the Board of
                                    Directors
                           San Jose, California 95110
                                 (408) 487-8000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------------
                                    Copy to:
                               Katharine A. Martin
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                           Palo Alto, California 94304
                                 (650) 493-9300
                          ---------------------------------

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                          ---------------------------------

                                               Calculation of Registration Fee
==============================================================================================================================
           Title of Each Class of Securities          Amount to be      Proposed Maximum    Proposed Maximum      Amount of
                    to be Registered                 Registered /(2)/    Offering Price    Aggregate Offering    Registration
                                                                        Per Security /(1)/      Price /(1)/          Fee
------------------------------------------------------------------------------------------------------------------------------
2% Convertible Subordinated Notes due 2007.........  $550,000,000             84.38            $464,062,500       42,693.75
------------------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value /(2)/ ..............  12,571,405 /(3)/         /(3)/              /(3)/              /(4)/
==============================================================================================================================

/(1)/ Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average bid and asked prices of the Convertible Subordinated Notes due 2007 on the Portal Market on March 19, 2002.

/(2)/ Includes preferred stock purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

/(3)/ Includes 12,571,405 shares of common stock initially upon conversion of the notes at the conversion rate of 22.8571 shares of common stock per $1,000 principal amount of notes. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

/(4)/ Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

                          ---------------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MARCH 21, 2002

                                 [Brocade Logo]

                      BROCADE COMMUNICATIONS SYSTEMS, INC.

                                 $550,000,000.00

                          (aggregate principal amount)

                 2% Convertible Subordinated Notes Due 2007 and
             the Common Stock Issuable Upon Conversion of the Notes

         We issued the notes in private placements in December 2001 and January 2002. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

         The notes are issued only in denominations of $1,000 and integral multiples of $1,000 and mature on January 1, 2007. Holders of the notes may convert the notes into shares of our common stock at a conversion rate of
22.8571 shares per $1,000 principal amount of notes, subject to adjustment.

         We will pay interest on the notes on January 1 and July 1 of each year. The notes are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries.

         On or after January 5, 2005, we may redeem the notes in whole or in part at the redemption prices set forth in this prospectus.

         In the event of a fundamental change, as described in this prospectus, you may require us to repurchase any notes held by you.

         The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PortalSM Market. Our common stock is quoted on the Nasdaq National Market under the symbol "BRCD." On March 20, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $23.21 per share.

         The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 8.
                           --------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                     This prospectus is dated ________, 2002

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

SUMMARY.....................................................................4

RATIO OF EARNINGS TO FIXED CHARGES..........................................7

RISK FACTORS................................................................8

USE OF PROCEEDS............................................................19

DESCRIPTION OF NOTES.......................................................20

DESCRIPTION OF CAPITAL STOCK...............................................34

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS............................38

SELLING SECURITYHOLDERS....................................................44

PLAN OF DISTRIBUTION.......................................................46

LEGAL MATTERS..............................................................47

EXPERTS....................................................................48

WHERE YOU CAN FIND MORE INFORMATION........................................48

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus, contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include predictions regarding our future that involve risks and uncertainties, as well as assumptions, that, if they ever materialize or prove incorrect, could cause the results of Brocade and its subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements include statements regarding our future:

     .   revenues and profits;

     .   customer concentration;

     .   gross margins;

     .   research and development expenses;

     .   sales and marketing expenses;

     .   general and administrative expenses;

     .   interest income and expense;

     .   realization of deferred tax assets;

     .   facilities lease losses, inventory and other asset impairments;

     . liquidity and sufficiency of existing cash, cash equivalents and short-term investments for near-term requirements;

     . the effect of recent accounting pronouncements on our financial condition or results of operations; and

     .   new product developments and introductions.

     You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential,"

"continue," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

     Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those beginning on page 8 of this prospectus under the heading "Risk Factors." All forward-looking statements included in this document are based on information available to us on the date hereof. We assume no obligation to update any forward-looking statements.

--------------------------------------------------------------------------------

                                     SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the documents incorporated by reference into this prospectus, including our financial statements and the related notes included in those documents before making an investment decision.

    We are the world's leading provider of infrastructure for Storage Area Networks, or SANs, offering a product family of Fibre Channel fabric switches which provide an intelligent networking foundation for SANs.

    We deliver and enable hardware and software products, education, and services that allow companies to implement highly available, scalable, and secure environments for business-critical storage applications. Companies can leverage our SAN infrastructure solutions to connect servers with storage devices and scale them independently, consolidate and share servers and storage resources, centralize data management, share valuable backup resources across the enterprise, and provision and manage more storage without increasing personnel resources. Our products and services allow companies to more easily keep pace with rapid growth in data storage requirements, reduce the total cost of ownership of data storage environments, improve computing network and application efficiency and performance, and simplify the implementation and management of SANs and SAN-based applications.

    Our SilkWorm(R) family of Fibre Channel fabric switches are fully networkable, enabling customers to create a high-performance SAN fabric that is highly reliable and scalable to support the interconnection of server and storage devices, and is compatible with existing and recently introduced products, providing investment protection for the customer.

    Our products are sold through original equipment manufacturer, or OEM, partners, master resellers, and fabric partners. We have relationships with the majority of companies that supply substantially all of the world's servers and external storage - these providers of server and storage systems use our solutions as an intelligent networking platform for their SAN solutions.

Corporate Information

     Brocade was incorporated on May 14, 1999 as a Delaware corporation and is the successor to operations originally begun on August 24, 1995. Our headquarters are located in San Jose, California. The mailing address for our headquarters is 1745 Technology Drive, San Jose, California 95110, telephone number: (408) 487-8000. We can also be reached at our Web site at www.brocade.com. Information contained on our Web site is not a part of this prospectus.

     Brocade, the B weave logo and SilkWorm are registered trademarks of Brocade Communications Systems, Inc. or its subsidiaries in the United States and/or in other countries. All other brand names, logos and trademarks appearing elsewhere in this prospectus are the property of their respective owners.

--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

                                                                              THE OFFERING
       As used in this section, "You" or "Your" refers to a holder of the notes.
Securities offered.......................     $550,000,000 principal amount of 2% Convertible Subordinated Notes due 2007 and shares of common stock issuable upon conversion of the notes.

Maturity date............................     January 1, 2007.

Interest.................................     2% per annum on the principal amount, payable semi-annually in arrears in cash on January 1 and July 1 of each year, beginning July 1, 2002.

Conversion...............................     You may convert the notes into shares of our common stock at a conversion rate of 22.8571 shares per $1,000 principal amount of notes, subject to adjustment, prior to the final maturity date. This is equivalent to a conversion price of approximately $43.75 per share. You may convert the notes at any time before maturity. However, if we call the notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election.

Subordination............................     The notes are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries. As of January 26, 2002, we had approximately $19 million of senior indebtedness outstanding and our subsidiaries had approximately $18 million of liabilities outstanding, excluding inter-company liabilities. Neither we nor any of our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

Optional redemption......................     We may redeem any of the notes on or after January 5, 2005, by giving you at least 30 days' notice at the prices specified under "Description of
                                              Notes--Optional Redemption by Brocade."

Repurchase at option of holders upon a        If a fundamental change, as described under "Description of Notes--Repurchase
   fundamental change....................     at Option of the Holder," occurs prior to maturity, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of proceeds..........................     We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted. We received net proceeds of approximately  $537.6 million when we originally issued the notes on December 21, 2001 and
                                              January 10, 2002. We invested these

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

                                              proceeds in AAA rated 36-month debt securities of U.S. government agencies.
                                              The net proceeds remain available for general corporate purposes, including working capital and capital expenditures.

Registration rights .....................     We agreed to file a shelf registration statement, of which this prospectus is a part, with the SEC covering the resale of the notes and the underlying common stock on or before March 21, 2002. We also agreed to use our reasonable efforts to have the registration statement declared effective on or before June 19, 2002 and to use reasonable efforts to keep the shelf registration statement effective until either of the following has occurred:

                                                   .  all securities covered by the registration statement have been sold pursuant to the shelf registration statement; or

                                                   .  December 21, 2003.

Events of default........................     You may be able to require us to pay all outstanding amounts due under the notes if:

                                                   .  we fail to pay principal or premium, if any, when due on the notes;

                                                   .  we fail to pay any interest, including liquidated damages, if any, for 30 days;

                                                   .  we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

                                                   .  events of bankruptcy, insolvency or reorganization occur.

Portal trading of notes; Listing of           The notes are eligible for trading on The PortalSM Market. The common
   common stock..........................     stock is quoted on the Nasdaq National Market under the symbol "BRCD."

---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  Risk Factors

     You should read the "Risk Factors" section, beginning on page 8 of this prospectus, in conjunction with the risk factors contained in documents incorporated by reference in this prospectus, so that you understand the risks associated with an investment in the notes and the underlying shares of common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                          Three Months Ended                       Fiscal Year Ended
                         --------------------      -------------------------------------------------------
                          Jan. 26,  Jan. 27,        Oct. 27,   Oct. 28,   Oct. 31,  Oct. 31,    Oct. 31,
                           2002       2001           2001        2000       1999      1998        1997
                         --------------------      -------------------------------------------------------

Ratio of earnings to
fixed charges ..........   6.7x       28.2x           4.2x      62.9x       3.9x   (17.3x)/1/  (17.6x)/1/

-------------------
     /1/ Earnings were inadequate to cover fixed charges. For the years ended October 31, 1998 and October 31, 1997, we needed additional earnings of $15.1 million and $9.6 million, respectively, to achieve a ratio of earnings to fixed charges of 1.0x.

     For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt discount and issuance costs on all indebtedness, and one-third of all rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in the notes. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Business

     Our quarterly revenues and operating results may fluctuate in future periods for a number of reasons, which could adversely affect the trading price of our stock.

     Our quarterly revenues and operating results may vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may impact the predictability of our quarterly results include the following:

     . changes in general economic conditions and specific economic conditions in the computer, storage, and networking industries. In particular, recent economic uncertainty has resulted in a general reduction in information technology, or IT, spending. This reduction in IT spending has lead to a decline in our growth rates compared to historical trends;

     . the timing of customer orders and product implementations, particularly large orders from and product implementations of our OEM customers;

     . the effects of terrorist activity and armed conflict, such as disruptions in general economic activity;

     . announcements, introductions and transitions of new products by us or our competitors;

     . deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

     . our ability to obtain sufficient supplies of sole or limited sourced components, including application specific integrated circuits, also known as ASICs, microprocessors, certain logic chips, programmable logic devices, chassis, printed circuit boards and power supplies;

     . increases in prices of components used in the manufacture of our products;

     . our ability to attain and maintain production volumes and quality levels;

     . variations in the mix of our products sold and the mix of distribution channels through which they are sold;

     .  litigation; and

     .  legislation or regulatory developments.

     Accordingly, the results of any prior periods should not be relied upon as an indication of future performance. To the extent that our operating results are below expectations of market analysts or investors our stock price may decline.

     Our revenues may be impacted by changes in information technology spending levels.

     In recent quarters, unfavorable economic conditions and reduced global IT spending rates have adversely affected our operating results and lead to a decline in our growth rates compared to historical trends. We are unable to predict when IT spending rates will return to historical levels, if at all. Should there be further reductions in either domestic or international IT spending rates, or should IT spending rates not return to historical levels, our revenues, operating results, and financial condition may continue to be adversely affected.

     Our success depends on our ability to develop new and enhanced products that achieve widespread market acceptance.

     We currently derive substantially all of our revenues from sales of our SilkWorm family of products. We expect that revenue from this product family will continue to account for a substantial portion of our revenues for the foreseeable future. Therefore, widespread market acceptance of these products is critical to our future success. Some of our products have been only recently introduced and therefore, the demand and market acceptance of these products is uncertain. Factors that may affect the market acceptance of our products include the performance, price and total cost of ownership of our products; the features and functionality of our products; the availability and price of competing products and technologies; and the success and development of our OEMs and system integrators. Many of these factors are beyond our control.

     Our future success depends upon our ability to address the rapidly changing needs of our customers by developing and introducing high-quality, cost-effective products and product enhancements on a timely basis and by keeping pace with technological developments and emerging industry standards. We expect to launch new products during the next year and our future revenue growth will be dependent on the success of these new products. We have in the past experienced delays in product development and such delays may occur in the future.

     As we introduce new products, we must manage the transition between our new products and our older products.

     As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers' ordering patterns, avoid excessive levels of older product inventories, and ensure that enough supplies of new products can be delivered to meet customers' demands. Our failure to develop and successfully introduce new products and product enhancements could adversely affect our business and financial results. For example, during the quarter ended October 27, 2001, the accelerated transition of our product offerings from 1 to 2 Gigabit per second, or Gbit/sec, technology resulted in us recording charges of approximately $12.1 million for inventory purchase commitments, fixed asset impairments and other charges. Our failure to manage the transition to newer products could result in an increase in inventory levels and/or a decline in revenues.

     In particular, in conjunction with the transition of our product offerings from 1 to 2 Gbit/sec technology, we have begun introducing products with new features and functionality. We face risks relating to this product transition, including risks relating to forecasting of demand for 2 Gbit/sec products and related transition issues, as discussed in the previous paragraph, as well as possible product and software defects and a potentially different sales and support environment due to the complexity of these new systems. If any the foregoing occurs, our business could be seriously harmed.

     International political instability may increase our cost of doing business and disrupt our business.

     Increased international political instability, as demonstrated by the September 2001 terrorist attacks, disruption in air transportation and further enhanced security measures as a result of the September 2001 terrorist attacks, the conflict in Afghanistan and the increasing tension in the Middle East, may hinder our ability to do business and may increase our costs. This increased instability may, for example, negatively impact the reliability and cost of transportation, negatively impact the desire of our employees and customers to travel, adversely affect our ability to obtain adequate insurance at reasonable rates, or require us to take extra security precautions for our operations. In addition, to the extent that air transportation is delayed or disrupted, the operations of our contract manufacturers and suppliers may be disrupted, particularly if shipments of components and raw materials are delayed. If this international political instability continues or increases, our business and results of operations could be harmed.

     Failure to manage expansion effectively could seriously harm our business, financial condition and prospects.

     Our ability to successfully implement our business plan, develop and offer products, and manage expansion in a rapidly evolving market requires a comprehensive and effective planning and management process. We continue to increase the scope of our operations domestically and internationally, and have grown headcount substantially. In addition, we plan to continue to hire employees in the foreseeable future. Our growth in business, headcount, and relationships with customers and other third parties has placed, and will continue to place, a significant strain on management systems and resources. Our failure to continue to improve upon our operational, managerial, and financial controls, reporting systems, and procedures, and/or our failure to continue to expand, train, and manage our work force worldwide, could seriously harm our business and financial results.

     Failure to adequately anticipate future OEM and end-user product needs and failure to forecast OEM and end-user demand could negatively impact the demand for our products and reduce our revenues.

     We sell and market our products through OEM partners, master resellers and fabric partners. We must continually assess, anticipate and respond to the needs of these OEM partners, master resellers and fabric partners. We must ensure that our products integrate with solutions provided by these OEM partners, master resellers and fabric partners. We must also continually assess, anticipate and respond to the needs of their customers, who are the end-users of our products. If we fail to respond to the needs of these groups, our business and operating results could be harmed.

     Because we sell and market our products through OEM partners, master resellers and fabric partners, our direct contact with the end-users of our products is often limited. Although we make every effort to communicate with, understand, and anticipate the current and future needs of the end-users of our products, to a large extent we rely on our OEM partners, master resellers and fabric partners for visibility into those end-user requirements. Our failure to adequately assess and anticipate future end-user needs could negatively impact the demand for our products and reduce our revenues.

     Similarly, we have limited ability to forecast the demand for our products. In preparing sales and demand forecasts, we largely rely on input from our OEM partners, master resellers and fabric partners. If our customers are unable to accurately forecast demand or we fail to effectively communicate with our customers about end-user demand or other time sensitive information, sales and demand forecasts may not reflect the most accurate, up-to-date information. Because we make business decisions based on our sales and demand forecasts, should these forecasts not materialize, our business and financial results could be negatively impacted. Furthermore, we may not be able to identify these forecast differences until late in our quarter and consequently may not be able to make adjustments to our business model without negatively impacting our earnings.

     We plan to increase our international sales activities significantly, which will subject us to additional business risks.

     We plan to expand our international sales activities significantly. Expansion of international operations will involve inherent risks that we may not be able to control, including:

     .  supporting multiple languages;

     . recruiting sales and technical support personnel with the skills to support our products;

     .  increased complexity and costs of managing international operations;

     .  protectionist laws and business practices that favor local competition;

     . multiple, potentially conflicting, and changing governmental laws and regulations, including differing employment laws;

     .  longer sales cycles;

     .  difficulties in collecting accounts receivable;

     .  reduced or limited protections of intellectual property rights; and

     .  political and economic instability.

     To date, none of our international revenues and costs of revenues has been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. In the future, a portion of our international revenues may be denominated in foreign currencies, including the Euro, which will subject us to risks associated with fluctuations in those foreign currencies. Additionally, we receive significant tax benefits from sales to our international customers. These benefits are contingent upon existing tax laws in both the United States and in the respective countries in which our international subsidiaries are located. Future changes in domestic or international tax laws could affect the continued realization of the tax benefits we are currently receiving and expect to receive from international sales. In addition, a decrease in the percentage of our total revenues from international customers, or in the mix of international revenues among particular tax jurisdictions, could increase our overall effective tax rate.

     We depend on OEM customers. The loss of any of these customers could significantly reduce our revenues.

     Although our customer base has increased, we still depend on large, recurring purchases from a limited number of large OEM customers. Our agreements with our OEM customers are typically cancelable, non-exclusive, and have no minimum purchase requirements. For the quarter ended January 26, 2002, four customers each represented greater than 10 percent of our total revenues for a combined total of 70 percent of our total revenues. For the year ended October 27, 2001, three customers each represented greater than 10 percent of our total revenues for a combined total of 56 percent of our total revenues. In addition, Hewlett-Packard Company, or HP, and Compaq Computer Corporation, or Compaq, two of our OEM customers, have announced their intent to merge, which if consummated could result in a disruption in our sales to these two customers. We anticipate that our revenues and operating results will continue to depend on sales to a relatively small number of customers. Therefore, the loss of any one significant customer, or a decrease in the level of sales to any one significant customer, could seriously harm our financial condition and results of operations.

     Failure to expand distribution channels and manage distribution relationships could significantly reduce our revenues.

     Our success will depend on our continuing ability to develop and manage relationships with significant OEM partners, master resellers and fabric partners, as well as on the sales efforts and success of these customers. Our OEM customers may evaluate our products for a limited time period before they begin to market and sell them. Assisting these customers through the evaluation process may require significant sales, marketing, and management efforts on our part, particularly if our products are being qualified with multiple customers at the same time. In addition, once our products have been qualified, our customer agreements have no minimum purchase commitments. We may not be able to maintain or expand our distribution channels, manage distribution relationships successfully or market our products through OEMs effectively. Our failure to successfully manage our distribution relationships or the failure of our customers to sell our products could reduce our revenues.

     The loss of Solectron Corporation, our sole manufacturer, or the failure to accurately forecast demand for our products or successfully manage our relationship with Solectron, could negatively impact our ability to manufacture and sell our products.

     We currently depend on Solectron, a third party manufacturer for numerous companies, to manufacture all of our products. If we should fail to effectively manage our relationship with Solectron, or if Solectron experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, our ability to ship products to our customers could be delayed and our competitive position and reputation could be harmed. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. Although we recently qualified a second third-party contract manufacturer to manufacture some of our products, if we are required or choose to change contract manufacturers, we may lose revenue and damage our customer relationships.

     We have entered into a manufacturing agreement with Solectron under which we provide to Solectron a twelve-month product forecast and place purchase orders with Solectron sixty calendar days in advance of the scheduled delivery of products to our customers. Although our purchase orders placed with Solectron are cancelable, the terms of the agreement would require us to purchase from Solectron all inventory components not returnable or usable by other Solectron customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate manufacturing capacity from Solectron to meet customers' delivery requirements or we may accumulate excess inventories. As of January 26, 2002, we had commitments to Solectron for purchases of components of approximately $30.3 million, net of amounts reserved for purchase commitments, which we, as of that date, expected to utilize during future normal ongoing operations. As of that date, we also had commitments to other parties for purchases of components of $4.3 million, net of amounts reserved for purchase commitments, which we as of that date also expected to utilize during future normal ongoing operations.

     We are dependent on sole source and limited source suppliers for certain key components including ASICs and power supplies.

     We currently purchase several key components used in the manufacture of our products from single or limited sources. We purchase ASICs, microprocessors, certain connectors, certain logic chips, programmable logic devices, and chassis from single sources, and printed circuit boards and power supplies from limited sources. In addition, we license certain software from third parties that is incorporated into the operating system of our products. If we are unable to buy or license these components on a timely basis, we will not be able to deliver product to our customers in a timely manner. We use a rolling six-month forecast based on anticipated product orders to determine component requirements. If we overestimate component requirements, we may have excess inventory, which would increase our costs. If we underestimate component requirements, we may have inadequate inventory, which could interrupt the manufacturing process and result in lost or deferred revenue. In addition, lead times for components vary significantly and depend on factors such as the specific supplier, contract terms, and demand for a component at a given time. We also may experience shortages of certain components from time to time, which also could delay the manufacturing and sales processes.

     Increased market competition may lead to reduced sales of our products, reduced profits and reduced market share.

     The markets for our SAN switching products are competitive, and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Our products face competition from multiple sources and we may not be able to compete successfully against current and future competitors. Furthermore, as the SAN market evolves, non-Fibre Channel-based products may become available to interconnect servers and storage. To the extent that these products provide the ability to network servers and storage and support high-performance, block-data storage applications, they may compete with our current and future products. These products may include, but are not limited to, non-Fibre Channel based emerging products based on Gigabit Ethernet, 10-Gigabit Ethernet and Infiniband.

     The prices of our products may decline which would reduce our revenues and gross margins.

     The average unit prices of our products may decrease in the future in response to changes in product mix, competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors, or other factors. For example, the average unit prices of our products have declined over the past three years as a result of competitive pricing pressures and our efforts to increase market share. If we are unable to offset these factors by increasing sales volumes, our total revenues will decline. In addition, to maintain our gross margins, we must develop and introduce new products and product enhancements, and must continue to reduce the manufacturing cost of our products. Failure to reduce the manufacturing cost of our products in response to declines in unit selling prices would result in a decline in our gross margins.

     Undetected software or hardware errors could increase our costs and reduce our revenues.

     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are becoming increasingly complex and errors may be found from time to time in our new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of engineering personnel from product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by another vendor's SAN products, or ours, could delay or prevent the development of the SAN market.

     We may not be able to maintain profitability.

     We may not be able to maintain profitability in the future. We expect to incur significant costs and expenses for product development, sales and marketing, customer support, and expansion of corporate infrastructure. We make investment decisions based upon anticipated revenues and margins. Failure of these anticipated revenues and margins to materialize could impact our future profitability.

     In addition, we have a limited operating history. Therefore, it is difficult to forecast future operating results based on historical results. We plan our operating expenses based in part on future revenue projections. Our ability to accurately forecast quarterly revenue is limited for the reasons discussed above in "Our quarterly revenues and operating results may fluctuate in future periods for a number of reasons, which could adversely affect the trading price of our stock." Moreover, most of our expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenue. As a result, we may not be able to decrease our spending to offset any unexpected shortfall in revenues. If this were to occur, we could incur losses and our operating results may be below our expectations and those of investors and market analysts.

     If we lose key personnel or are unable to hire additional qualified personnel, we may not be successful.

     Our success depends to a significant degree upon the continued contributions of key management, engineering, and sales and marketing personnel, many of whom would be difficult to replace. We do not have key person life insurance on any of our key personnel. We also believe that our success depends to a significant extent on the ability of management to operate effectively, both individually and as a group.

     We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance, and operations personnel. We have experienced difficulty in hiring qualified ASIC, software, system and test, sales and marketing, and customer support personnel. We may not be successful in attracting and retaining these individuals in the future. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel could delay the development and introduction of and negatively impact our ability to sell our products. In addition, companies in the computer storage and server industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot provide assurance that such claims will not be received in the future as we seek to hire qualified personnel, or that such claims will not result in material litigation. We could incur substantial costs in defending against these claims, regardless of their merits.

     We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

     We rely on a combination of patent, copyright, trademark, trade secret laws, confidentiality agreements and other contractual restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, and corporate partners, and control access to and distribution of our technology, software, documentation, and other confidential information. These measures may not preclude competitors from independently developing products with functionality or features similar to our products. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we take to prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as in the United States, will be effective.

     Others may bring infringement claims against us, which could be time-consuming and expensive to defend.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. On February 14, 2002, a suit captioned McData Corp. v. Brocade Communications Systems, Inc. was filed against Brocade in the United States District Court for the District of Colorado. The complaint alleged that the Brocade SilkWorm 3800 Enterprise Fibre Channel Fabric Switch and Brocade SilkWorm 120000 Core Fabric Switch infringe U.S. Patent No. 6,233,236, entitled "Method and Apparatus for Measuring Traffic Within a Switch." The complaint seeks unspecified compensatory and exemplary damages and to permanently enjoin Brocade from infringing the patent in the future. On March 4, 2002, McData Corporation filed an amended complaint, in which it additionally alleged that the Brocade SilkWorm 3200 Entry Fabric Switch infringed this patent. In connection with this suit, on March 4, 2002, McData Corporation filed a motion for preliminary injunction against Brocade with regard to the patent. No hearing on the motion for preliminary injunction or the underlying claims has been scheduled. We believe that we have meritorious defenses to the claims and intend to defend the action vigorously.

     We may be a party to additional litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit could subject us to significant liability for damages and invalidation of proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     . stop selling, incorporating or using products or services that use the challenged intellectual property;

     . obtain from the owner of the infringed intellectual property a license to the relevant intellectual property, which license may require us to license our intellectual property to such owner, or may not be available on reasonable terms or at all; and

     .  redesign those products or services that use such technology.

     If we are forced to take any of the foregoing actions, we may be unable to manufacture, use, sell, import and/or export our products, which would reduce revenues.

     We may engage in future acquisitions that dilute our stockholders and cause us to use cash, to incur debt or assume contingent liabilities.

     As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. We may buy businesses, products or technologies in the future. In the event of any future purchases, we could:

     . issue stock that would dilute our current stockholders' percentage ownership;

     .  use cash, which may result in a reduction of our liquidity;

     .  incur debt; or

     .  assume liabilities.

     These purchases also involve numerous risks, including:

     . problems combining the purchased operations, technologies, personnel or products;

     .  unanticipated costs;

     .  diversion of management's attention from our core business;

     . adverse effects on existing business relationships with suppliers and customers;

     . risks associated with entering markets in which we have no or limited prior experience; and

     .  potential loss of key employees of acquired organizations.

     We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future.

     Our products must comply with evolving industry standards and government regulations.

     Industry standards for SAN products are continuing to emerge, evolve, and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. All components of the SAN must interoperate together. Industry standards are in place to specify guidelines for interoperability and communication based on standard specifications. Our products comprise only a part of the entire SAN solution utilized by the end-user and we depend on the companies that provide other components of the SAN solution, many of whom are significantly larger than us, to support the industry standards as they evolve. The failure of these providers to support these industry standards could adversely affect the market acceptance of our products.

     In addition, in the United States, our products comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop will be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

     Provisions in our charter documents, customer agreements, Delaware law and our recently adopted stockholder rights plan could prevent or delay a change in control of Brocade, which could hinder your ability to receive a premium for your shares of common stock.

     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     . authorizing the issuance of preferred stock without stockholder approval;

     . providing for a classified board of directors with staggered, three-year terms;

     .  prohibiting cumulative voting in the election of directors;

     .  limiting the persons who may call special meetings of stockholders;

     .  prohibiting stockholder actions by written consent; and

     . requiring super-majority voting to effect amendments to the foregoing provisions of our certificate of incorporation and bylaws.

     Certain provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us. Further, our agreements with certain of our customers require that we give prior notice of a change of control and grant certain manufacturing rights following the change of control. In addition we recently adopted a stockholder rights plan. Any of these items could prevent or delay a change in control of Brocade, which could hinder your ability to receive a premium for your shares.

     We expect to experience volatility in our stock price, which could negatively affect your investment.

     The market price of our common stock has experienced significant volatility in the past and may continue to fluctuate significantly in response to the following factors, some of which are beyond our control:

     .  macroeconomic conditions;

     .  actual or anticipated fluctuations in our operating results;

     .  changes in financial estimates by securities analysts;

     .  changes in market valuations of other technology companies;

     .  announcements of financial results by us or other technology companies;

     . announcements by us, our competitors, customers or similar businesses of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     .  losses of major OEM customers;

     .  additions or departures of key personnel;

     .  sales by us of common stock or convertible securities; and

     .  incurring additional debt.

     In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of performance.

     Our business may be harmed by class action litigation due to stock price volatility.

     In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. We have been in the past, and may be in the future, the target of similar or other securities litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

     Business interruptions could adversely affect our business.

     Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. A substantial portion of our facilities, including our corporate headquarters, is located near major earthquake faults and we neither carry earthquake insurance nor have we set aside funds or reserves to cover such earthquake-related losses. Our facilities in the State of California have, from time to time, been subject to rolling electrical blackouts resulting from shortages of available electrical power. Should these blackouts continue to occur or increase in severity in the future, they could disrupt the operations of our affected facilities. Although we carry business interruption insurance to mitigate the impact of potential business interruptions, should a business interruption occur, our business could be seriously harmed.

     Our private minority equity investments are subject to equity price risk and their value may fluctuate.

     From time to time, we make equity investments for the promotion of business and strategic objectives. The market price and valuation of the securities that we hold in these companies may fluctuate due to market conditions and other circumstances over which we have little or no control. To the extent that the fair value of these securities is less than our cost over an extended period of time, our results of operations and financial position could be harmed.

RISKS RELATED TO THIS OFFERING

     The notes are subordinated.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. In addition, if we default on our senior debt, we may be prevented from making payments on the notes. The notes also are effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are limited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of January 26, 2002, we had approximately $19 million of senior indebtedness outstanding, and our subsidiaries had approximately $18 million of liabilities outstanding, excluding inter-company liabilities. We anticipate that from time to time we may incur additional debt, including senior indebtedness. Our subsidiaries may also incur liabilities in the future.

     We may not be able to repurchase or redeem the notes.

     Holders of the notes may require us to repurchase all or a portion of the notes they hold in the event of a fundamental change. We may not have enough funds to pay the repurchase price in the event of a fundamental change. In addition, if we call the notes for redemption, we will be required to redeem the notes on the redemption date and we may not have the funds to pay the redemption price. Any existing or future credit agreements or other debt agreements, including other senior indebtedness, may provide that our obligation to purchase or redeem the notes upon a fundamental change would be an event of default under such agreement. As a result, we may be restricted or prohibited from repurchasing or redeeming the notes. If we are prohibited from repurchasing or redeeming the notes, we could seek the consent of then-existing lenders to repurchase or redeem the notes or we could attempt to refinance the borrowings that contain such prohibition. If we are unable to obtain a consent or refinance the debt, we would not be able to repurchase or redeem the notes. Our failure to repurchase tendered notes would constitute a default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, if a fundamental change resulted in an event of default under any lending agreement, the subordination provisions of the indenture would probably restrict or prohibit payments to the holders of notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford holders of notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     A public market may not develop for the notes.

     There is no established public trading market for the notes. Although the initial purchasers have advised us that they intend to make a market in the notes, they are not obligated to do so and may stop such market making at any time without notice. In addition, such market making activity is subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, it is possible that no market for the notes will develop. Even if a market does develop, the market may not be maintained. If an active market for the notes does not develop or is not sustained, the trading price of such notes could be materially adversely affected.

     The notes are eligible for trading on The Portal Market; however, we do not intend to apply for listing of the notes on any securities exchange. While we are obligated under the registration rights agreement with the initial purchasers to file a registration statement, of which this prospectus is a part, for purposes of registering the resale of the notes and the common stock issuable upon conversion of the notes, the registration statement may not be declared or maintained effective by the SEC.

     Our notes may not be rated or may receive a lower rating than anticipated.

     One or more rating agencies may rate the notes. If one or more rating agencies assign the notes a rating lower than expected by investors, or do not rate the notes, the market price of the notes and our common stock could be significantly harmed.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock issuable upon conversion of the notes. We received net proceeds of approximately $537.6 million when we originally issued the notes on December 21, 2001 and January 10, 2002. We invested these proceeds in AAA rated 36-month debt securities of U.S. government agencies. The net proceeds remain available for general corporate purposes, including working capital and capital expenditures.

                              DESCRIPTION OF NOTES


     As used in this "Description of Notes" section, references to "Brocade," "we," "our" or "us" refer solely to Brocade Communications Systems, Inc. and not to our subsidiaries. "You" or "your" refers to a holder of the notes.

     The notes were issued under an indenture, dated as of December 21, 2001, between Brocade, as issuer, and State Street Bank and Trust Company of California, N.A., as trustee. The notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it defines your rights as a holder of the notes.

GENERAL

     The notes are general unsecured obligations of Brocade. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "Subordination of Notes." The notes are convertible into common stock as described under "Conversion of Notes."

     The notes are limited to $550,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 and integral multiples of $1,000. The notes will mature on January 1, 2007, unless converted earlier, redeemed at our option or repurchased at your option upon a fundamental change.

     Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our equity securities.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "Repurchase at Option of the Holder."

     We will pay interest on January 1 and July 1 of each year, beginning July 1, 2002, to record holders at the close of business on the preceding December 15 and June 15, as the case may be, except:

     . interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

     .  as set forth in the next sentence.

     In case you convert any of your notes into common stock during the period after any record date but prior to the next interest payment date, one of the following will occur:

     . we are not required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period;

     .  we are not required to pay interest on the interest payment date if the note is to be repurchased in connection with a fundamental change on a repurchase date that occurs during this period; or

     . if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "Conversion of Notes" for further details.

     We maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which may be an office or agency of the trustee. We may pay interest either:

     . by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

     .  by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

CONVERSION OF NOTES

     You may convert your notes, in whole or in part, into common stock at any time prior to the final maturity date of the notes, subject to prior redemption or repurchase of the notes. The number of shares of common stock you will receive upon conversion of your notes is determined by multiplying the amount of notes you convert, expressed in thousands, by the conversion rate on the date of conversion. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election. You may convert your notes in part in integral multiples of $1,000. If any note is converted during the period from, but excluding, a record date for an interest payment date, to that interest payment date, then, unless that note has been called for redemption on a redemption date that occurs during such period, in which case we will not be required to pay interest on such interest payment date with respect to such note, the notes must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted; provided that no such payment need be made to the extent any overdue interest exists at the time of conversion with respect to such note.

     The initial conversion rate for the notes is 22.8571 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay the cash equivalent based on the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

     To convert your certificated note into common stock you must:

     . complete and manually sign the conversion notice on the back of the note and deliver this notice to the conversion agent, which may be by facsimile;

     .  surrender the note to the conversion agent;

     .  if required, furnish appropriate endorsements and transfer documents;

     .  if required, pay all transfer or similar taxes; and

     . if required, pay funds equal to interest payable on the next interest payment date.

     To convert your notes held in book entry form, you must follow the applicable procedures of the depository.

     The date you comply with these requirements is the conversion date under the indenture.

     We will adjust the conversion rate if any of the following events occur:

        (1) we issue common stock as a dividend or distribution on our common stock;

        (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

        (3) we subdivide or combine our common stock;

        (4) we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:
            .  rights or warrants listed in clause (2) above;

            .  dividends or distributions listed in clause (1) above; and

            .  cash distributions listed in clause (5) below;

        (5) we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

            . the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of our common stock; and

            . 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

   If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

     (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

     (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or an exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

            . the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

            . the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

     To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions. See "Description of Capital Stock."

        In the event of:

     .  Any reclassification of our common stock;

     .  a consolidation, merger or combination involving us; or

     . a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Certain United States Federal Tax Considerations."

     We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain United States Federal Tax Considerations."

     We are not required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY BROCADE

     The notes are not entitled to any sinking fund. At any time on or after January 5, 2005, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption Period                                                             Price
--------------------------------------------------------------------------  ---------
Beginning on January 5, 2005 and ending on December 31, 2005..............   100.80%
Beginning on January 1, 2006 and ending on December 31, 2006..............   100.40%
On January 1, 2007 .......................................................   100.00%

In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

REPURCHASE AT OPTION OF THE HOLDER

     If a fundamental change of Brocade occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes may be repurchased in part in integral multiples of $1,000 principal amount.

     We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

     We will mail to all record holders a notice of a fundamental change of Brocade within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, before the 30th day after the date of our fundamental change notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will pay the repurchase price for notes surrendered for repurchase promptly following the repurchase date.

     A "fundamental change" of Brocade is any transaction or event, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

     . is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

     . is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

     These repurchase rights could discourage a potential acquiror of Brocade. However, this repurchase feature is not the result of management's knowledge of any specific effort to obtain control of Brocade by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change will not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Brocade.

     We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any existing or future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing or redeeming notes, we could seek the consent of our lenders to redeem or repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase or redeem the notes. Our failure to redeem or repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

SUBORDINATION OF NOTES

     Payment on the notes is, to the extent provided in the indenture, subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes is subordinated in right of payment to the prior payment in full of all senior indebtedness in cash or other payment satisfactory to the holders of senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment of all senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness, if payment of the notes is accelerated because of an event of default.

     We may not make any payment on the notes if:

     . a default in the payment of principal, premium, if any, interest or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace, called a "payment default"; or

     . a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default, called a "payment blockage notice," from us or any other person permitted to give such notice under the indenture, called a "non-payment default."

     We may resume payments and distributions on the notes:

     . in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

     . in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or, in the case of any lease, 179 days after notice is received if we have received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

     No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

     If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

     Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

     The notes are exclusively obligations of Brocade. A portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is partially dependent upon the earnings of our subsidiaries. In addition, we are partially dependent on the distribution of earnings, loans or other payments from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     The term "senior indebtedness" is defined in the indenture and includes principal, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

     . any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes;

     .  any indebtedness we owe to any of our majority-owned subsidiaries; or

     .  the notes.

     The term "indebtedness" is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers' acceptances, capital leases and so-called synthetic leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include any account payable or other accrued current liability incurred in the ordinary course of business in connection with the obtaining of materials or services.

     The term "designated senior indebtedness" is defined in the indenture and includes, in general terms, any senior indebtedness that by its terms expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

     As of January 26, 2002, we had approximately $19 million of senior indebtedness outstanding and our subsidiaries had approximately $18 million of liabilities outstanding, excluding inter-company liabilities. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries are likely to incur liabilities in the future.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

MERGER AND SALE OF ASSETS BY BROCADE

     The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

     . Brocade is the surviving person, or the resulting, surviving or transferee person, if other than Brocade is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     . the successor person assumes all our obligations under the notes and the indenture; and

     . we or our successor will not be in default under the indenture immediately after the transaction.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, Brocade shall be discharged from all obligations under the notes and the indenture.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following are events of default under the indenture:

     . we fail to pay principal or premium, if any, when due upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

     . we fail to pay any interest on the notes, including liquidated damages, if any, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

     . we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

     .  certain events involving our bankruptcy, insolvency or reorganization.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

     Payment of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 2% from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

     .  the holder has given the trustee written notice of an event of default;

     . the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

     . the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

     . the trustee fails to comply with the request within 60 days after receipt.

MODIFICATION AND WAIVER

     The consent of the holders of a majority of in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

     .  extend the fixed maturity of any note;

     .  reduce the rate or extend the time for payment of interest of any note;

     .  reduce the principal amount or premium of any note;

     .  reduce any amount payable upon redemption or repurchase of any note;

     . adversely change our obligation to redeem any note upon a fundamental change;

     .  impair the right of a holder to institute suit for payment on any note;

     .  change the currency in which any note is payable;

     .  impair the right of a holder to convert any note;

     . adversely modify, in any material respect, the subordination provisions of the indenture;

     .  reduce the quorum or voting requirements under the indenture;

     . change any obligation of Brocade to maintain an office or agency in the places and for the purposes specified in the indenture;

     . subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

     . reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

FORM, DENOMINATION AND REGISTRATION

     The notes were issued:

     .  in registered form;

     .  without interest coupons; and

     . in denominations of $1,000 principal amount and integral multiples of $1,000.

GLOBAL NOTE, BOOK-ENTRY FORM

     Notes sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act, whom we refer to as QIBs, are evidenced by global notes. We deposited the global notes with DTC and registered the global notes in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     QIBs may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, called "participants." Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     QIBs who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, called "indirect participants." So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole registered holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

     .  not be entitled to have certificates registered in their names;

     . not receive physical delivery of certificates in definitive registered form; and

     .  not be considered holders of the global note.

     We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

     . for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

     . for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants is the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

     . a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

     . a "clearing corporation" within the meaning of the Uniform Commercial Code; and

     . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act of 1934, as amended.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

     CERTIFICATED NOTES

     The holders may request that certificated notes be issued in exchange for notes represented by a global note.

REGISTRATION RIGHTS OF THE NOTEHOLDERS

     We have entered into a registration rights agreement with the initial purchasers. We are obligated to file a shelf registration statement, of which this prospectus is a part, with the SEC covering resale of the registrable securities before March 21, 2002. We agreed to use our reasonable efforts to cause the shelf registration statement to become effective before June 19, 2002. We agreed to use reasonable efforts to keep the shelf registration statement effective until the earlier of:

     . the date all of the registrable securities have been sold pursuant to the shelf registration statement; or

     .  December 21, 2003.

     When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

     . the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

     . the expiration of the holding period under Rule 144(k) under the Securities Act; and

     . the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

     We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:

     .  30 days in any three-month period; or

     .  an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we are permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

     We will pay predetermined liquidated damages if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

     . on the notes that are registrable securities at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus is unavailable; and

     . on the common stock issued upon conversion that are registrable securities, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement is required to:

     .  be named as a selling stockholder in the related prospectus;

     .  deliver a prospectus to purchasers; and

     . be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

     .  pay all expenses of this shelf registration statement;

     .  provide each registered holder copies of the prospectus;

     . notify holders when the shelf registration statement has become effective; and

     . take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders though brokers and dealers.

     We agreed to give notice to all holders of the filing and effectiveness of the shelf registration statement by issuing a press release to Reuters Economic Services and Bloomberg Business News. A notice and questionnaire must be completed and delivered by a holder interested in selling its registrable securities pursuant to the shelf registration statement. In order to sell your registrable securities, you must complete and deliver the questionnaire to us prior to your intended distribution pursuant to the self registration statement. In order to be named as a selling stockholder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will file within the periods specified in the registration rights agreement any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling stockholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

RULE 144A INFORMATION REQUEST

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of Brocade.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed State Street Bank and Trust Company of California, N.A., the trustee under the indenture, as paying agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 800,000,000 shares of common stock and 5,000,000 shares of preferred stock. The following is a summary of the material provisions of the common stock and the preferred stock contained in our certificate of incorporation and bylaws. For greater detail about our capital stock, please refer to our certificate of incorporation and bylaws.

COMMON STOCK

     As of February 19, 2002, there were 232,737,368 shares of common stock outstanding. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to the following rights:

     . to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine;

     . one vote for each share held on all matters submitted to a vote of stockholders; and

     . upon a liquidation, dissolution or winding-up of Brocade, to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

     Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

PREFERRED STOCK

     As of February 19, 2002, there were no shares of preferred stock outstanding. Our Board of Directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. Our Board of Directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of Brocade.

     With the adoption of our stockholder rights plan on February 5, 2002, we designated 800,000 shares of preferred stock as Series A Participating Preferred Stock.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Brocade by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Brocade to first negotiate with us. We believe that the benefits of increased protection of Brocade's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Brocade outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms. We are subject to section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

     . prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors, certain of our officers or stockholders holding a majority of our outstanding voting securities. Our certificate of incorporation and bylaws also provide that our board of directors is divided into three classes, with each class serving staggered three-year terms and that certain amendments of the certificate of incorporation and of the bylaws require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock.

STOCKHOLDER RIGHTS PLAN

      We adopted a stockholder rights plan on February 5, 2002. The plan was implemented by declaring a dividend of one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding share of our common stock. The dividend was payable on February 19, 2002 to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock at a purchase price of $280, subject to adjustment.

     Subject to certain limited exceptions, prior to the distribution date under the plan, the rights are evidenced by and are attached to and transferable in connection with the transfer of the certificates for the common stock. The rights will separate from the common stock and become exercisable on or after
(a) the tenth day after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock or (b) the tenth business day after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our outstanding common stock.

     Holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth share of the Series A Preferred Stock which has the rights and privileges similar to one share of our common stock. Unless the rights are earlier redeemed, in the event that an acquiring person obtains 15% or more of our then outstanding common stock, each holder of a right which has not been exercised, other than rights beneficially owned by the acquiring person will have the right to receive, upon exercise, common stock having a value equal to two times the purchase price. Rights are not exercisable as described above until such time as the rights are no longer redeemable by us.

     Similarly, unless the rights are earlier redeemed, if, after an acquiring person obtains 15% or more of our outstanding common stock, (i) we are acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power are sold, each holder of a right which has not been exercised, other than rights beneficially owned by the acquiring person, will have the right to receive upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price of the right.

     At any time after an acquiring person obtains 15% or more of our then outstanding common stock and prior to the acquisition by such acquiring person of 50% or more of our outstanding common stock, our Board may exchange the rights other than rights owned by the acquiring person, in whole or in part, at an exchange ratio of one share of common stock per right. At any time on or prior to the earlier of (i) the fifth day following the attainment of 15% or more of our then outstanding common stock by an acquiring person, or (ii) the final expiration date of the rights, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.

     Our stockholder rights plan, in addition to the provisions in our certificate of incorporation and bylaws, may have the effect of deterring hostile takeovers or delaying changes in control of our management. It is intended to discourage certain types of transactions that may involve an actual or threatened change of control and is designed to reduce our vulnerability to an unsolicited acquisition proposal.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is Wells Fargo Shareowner Services. Its address is 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738, and its telephone number at this location is (651) 450-4064.

LISTING

     Our common stock is traded on the Nasdaq National Market under the trading symbol BRCD.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our Amended and Restated Certificate of Incorporation contains a provision allowing us to limit the personal liability of our directors for breaches of their fiduciary duties. This provision eliminates each director's liability to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware law.

     Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and, with respect to any criminal action or proceeding, if the indemnified party had no reason to believe his or her conduct was unlawful. We have entered into indemnification agreements with our directors and executive officers.

     In addition, we maintain officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to "U.S. Holders" that hold the notes or common stock as "capital assets," generally, for investment. For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts, referred to herein as "Non-U.S. Holders." This summary describes some, but not all, of these special rules. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is attributed to its owners. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

     Investors considering purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. HOLDERS

     TAXATION OF INTEREST

     U.S. Holders are required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes will not be issued with original issue discount. We may be required to pay additional interest to holders of the notes if the registration statement of which this prospectus is a part is not made effective before June 19, 2002, or if the prospectus becomes unavailable for periods in excess of those permitted under the registration rights agreement we entered into with the initial purchasers of the notes. See "Description of Notes--Registration Rights of the Noteholders." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that the possibility that we will pay additional interest is remote. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional income.

     MARKET DISCOUNT

     A U.S. holder that purchases a note with a "market discount" - that is, at a price that is less than the principal amount - will be subject to special rules. Under a de minimis exception, however, these special rules will not apply if the amount of the market discount does not exceed one quarter of one percent for each full year remaining until the maturity of the notes. If the special rules apply, any gain recognized by the holder upon a sale or other disposition of the note will be treated as ordinary income rather than capital gain to the extent of that portion of the market discount that accrued prior to the disposition. Market discount generally accrues on a straight line basis over the remaining term of the note, but the holder can elect to compute accrued market discount based on the economic yield of the note. The holder of a note with market discount might be required to recognize gain to the extent of accrued market discount even if the disposition takes a form, such as a gift, in which the holder would not normally be required to recognize gain. The market discount rules will not affect the tax consequences to the holder upon conversion of the note, which will generally be tax-free under the rules described under "U.S. Holders - Conversion of the Notes." The market discount that accrued prior to conversion, however, will be carried over to the stock received on conversion, so that, to that extent, any gain recognized by the holder upon disposition of the stock will be treated as ordinary income. Finally, if the holder's purchase of the notes is debt-financed, the holder will not be entitled to deduct interest expense allocable to accrued market discount until the holder recognizes the corresponding income. The holder of a note with market discount may elect to include the market discount in income as it accrues. If a holder makes this election, any gain recognized on a disposition of the note would be entirely capital gain, and the rules deferring the deduction of interest on related loans would not apply.

     ACQUISITION PREMIUM

     If a U.S. holder purchases a note at a price that exceeds the principal amount plus accrued interest, the holder can elect to amortize the premium as a reduction to interest income so that the income reported by the holder each period reflects the holder's economic yield. Any premium paid on acquiring a note is not amortizable, however, to the extent that it reflects the value of the conversion privilege of the note. If a holder elects to amortize premium, the amortized premium would reduce the holder's tax basis in the note.

     SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. In addition, all or a portion of the holder's gain could be treated as ordinary income under the market discount rules described under "U.S. Holders - Market Discount." Any capital gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

     CONVERSION OF THE NOTES

     A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock, including any fractional share for which cash is reserved, will equal his adjusted basis in the note. The holder's holding period for the stock will include the period during which he held the note.

     DIVIDENDS

     If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

     The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders' proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

     SALE OF COMMON STOCK

     Except as described under "U.S. Holders - Market Discount," a U.S. Holder will recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

     TAXATION OF INTEREST

     Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as "portfolio interest," and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that

     .  owns, directly or indirectly, at least 10% of our voting stock, or

     .  is a "controlled foreign corporation" that is related to us.

In general, a foreign corporation is a controlled foreign corporation if at least 50% of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10% of the corporation's voting stock.

     The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

     SALE, EXCHANGE OR REDEMPTION OF NOTES

     Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if

     . the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business,

     . the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

     . the rules of the Foreign Investment in Real Property Tax Act, or "FIRPTA," described below, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules would apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a U.S. real property holding corporation, or "USRPHC." In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

     CONVERSION OF THE NOTES

     A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See "Special Tax Rules Applicable to Non-U.S. Holders--Sale of Common Stock," below.

     DIVIDENDS

     Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder's country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under "Special Tax Rules Applicable to Non-U.S. Holders--Taxation of Interest."

     SALE OF COMMON STOCK

     Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule is subject to exceptions, as described under "Special Tax Rules Applicable to Non-U.S. Holders--Sale, Exchange or Redemption of Notes."

     INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

     The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain would probably be subject to U.S. federal income tax only if it were also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

     U.S. FEDERAL ESTATE TAX

     The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to Non-U.S. Holders--Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is 30%, effective January 1, 2002, and will be reduced in stages, down to a 28% rate, which will take effect beginning in 2006. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

     The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding on dividends, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under "Special Rules Applicable to Non-U.S. Holders-- Taxation of Interest."

     Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale is subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

     The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

                             SELLING SECURITYHOLDERS

     We originally issued the notes in private placement transactions in December 2001 and January 2002. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table contains information as of March 20, 2002 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

                                                              Principal Amount                      Number of
                                                               at Maturity of                       Shares of
                                                                    Notes                             Common
                                                                Beneficially       Percentage       Stock That       Percentage of
                                                               Owned That May       of Notes          May Be          Common Stock
                        Name /(1)/                                 Be Sold        Outstanding       Sold /(2)/     Outstanding /(3)/
---------------------------------------------------------    -----------------    ------------    -------------    -----------------
AIG/National Union Fire Insurance .......................      $    500,000            0.09%          11,428             *
Allstate Insurance Company...............................      $    600,000            0.11%          13,714             *
Allstate Life Insurance Company..........................      $    500,000            0.09%          11,428             *
Alta Partners Holdings LDC...............................      $ 16,000,000            2.91%         365,714             *
Amaranth LLC.............................................      $ 41,320,000            7.51%         944,457             *
American Samoa Government................................      $     48,000            0.01%           1,097             *
Arbitex Master Fund LP ..................................      $ 13,500,000            2.45%         308,571             *
Arkansas PERS ...........................................      $  1,025,000            0.19%          23,428             *
AXP Bond Fund ...........................................      $  3,100,000            0.56%          70,857             *
AXP Variable Portfolio-Bond Fund, a series of AXP
   Variable Portfolio Income Series, Inc. ...............      $  1,300,000            0.24%          29,714             *
AXP Variable Portfolio Managed Fund, a series of AXP
   Variable Portfolio Income Series, Inc. ...............      $    590,000            0.11%          13,485             *
B.G.I. Global Investors..................................      $    455,000            0.08%          10,400             *
Bank Austria Cayman Islands, Ltd.........................      $  4,200,000            0.76%          96,000             *
Boilermakers Blacksmith Pension Trust ...................      $  1,315,000            0.24%          30,057             *
BP Amoco PLC Master Trust................................      $  1,734,000            0.32%          39,634             *
Cede & Co. ..............................................      $ 94,781,000           17.23%       2,166,425             *
CIBC WG International Arbitrage..........................      $  7,500,000            1.36%         171,428             *
Delaware PERS ...........................................      $  1,475,000            0.27%          33,714             *
Deutsche Banc Alex Brown Inc. ...........................      $ 27,856,000            5.06%         636,708             *
DKR Fixed Income Holding Fund Ltd........................      $  2,500,000            0.45%          57,142             *
Duke Endowment ..........................................      $    275,000            0.05%           6,285             *
Fidelity Commonwealth Trust:  Fidelity Mid-Cap Stock
   Fund..................................................      $ 26,500,000            4.82%         605,714             *
First Union International Capital Markets Inc............      $ 20,500,000            3.73%         468,571             *
Forest Alternative Strategies II.........................      $    135,000            0.02%           3,085             *
Forest Fulcrum Fund L.L.P................................      $  1,850,000            0.34%          42,285             *
Forest Global Convertible Fund Series A-5................      $  7,625,000            1.39%         174,285             *
F.R. Convt. Sec. Fn......................................      $    155,000            0.03%           3,542             *
Grace Brothers Management L.L.C..........................      $  4,000,000            0.73%          91,428             *
Grace Brothers, Ltd......................................      $  1,000,000            0.18%          22,857             *
Granville Capital Corporation............................      $ 28,000,000            5.09%         640,000             *
Highbridge International LLC.............................      $ 47,500,000            8.64%       1,085,714             *
Hotel Union and Hotel Industry of Hawaii Pension Plan....      $    510,000            0.09%          11,657             *
ICI American Holdings Trust .............................      $    525,000            0.10%          12,000             *
Income Portfolio, a series of IDS Life Series Fund, Inc..      $     80,000            0.01%           1,828             *
James Campbell Corporation...............................      $    399,000            0.07%           9,120             *
Jefferies & Company Inc..................................      $     11,000            0.00%             251             *
JMG Capital Partners, LP.................................      $ 11,750,000            2.14%         268,571             *
JMG Triton Offshore Fund, Ltd............................      $ 11,750,000            2.14%         268,571             *
LLT Limited..............................................      $    495,000            0.09%          11,314             *
Lyxor Master Fund........................................      $  2,340,000            0.43%          53,485             *
Marathon Global Convertible Master Fund, Ltd.............      $ 15,000,000            2.73%         342,857             *
MLQA Convertible Securities Arbitrage, Ltd...............      $ 10,000,000            1.82%         228,571             *
Morgan Stanley & Co......................................      $ 50,000,000            9.09%       1,142,857             *
Ondeo Nalco .............................................      $    100,000            0.02%           2,285             *
Pacific Life Insurance ..................................      $    500,000            0.09%          11,428             *
RAM Trading Ltd..........................................      $ 21,488,000            3.91%         491,154             *
Ramius Capital Group.....................................      $    500,000            0.09%          11,428             *
RBC Capital Services Inc.................................      $    345,000            0.06%           7,885             *
RCG Halifax Master Fund, Ltd.............................      $    500,000            0.09%          11,428             *
RCG Latitude Master Fund, Ltd............................      $  2,800,000            0.51%          64,000             *

                                                             Principal Amount                    Number of
                                                              at Maturity of                     Shares of
                                                                   Notes                           Common
                                                               Beneficially      Percentage      Stock That     Percentage of
                                                              Owned That May      of Notes         May Be        Common Stock
                            Name /(1)/                            Be Sold        Outstanding     Sold /(2)/    Outstanding /(3)/
--------------------------------------------------------    -----------------   ------------   -------------   -----------------
RCG Multi Strategy LP....................................     $  2,000,000           0.36%         45,714            *
Salomon Brothers Asset Management, Inc. .................     $ 20,000,000           3.64%        457,142            *
Southern Farm Bureau Life Insurance......................     $    510,000           0.09%         11,657            *
Starvest Combined Portfolio .............................     $    515,000           0.09%         11,771            *
State of Oregon/Equity ..................................     $  4,725,000           0.86%        108,000            *
Sunrise Partners LLC.....................................     $ 18,680,000           3.40%        426,971            *
Sylvan (IMA) Ltd.........................................     $  1,125,000           0.20%         25,714            *
Syngenta AG .............................................     $    250,000           0.05%          5,714            *
The Estate of James Campbell.............................     $    299,000           0.05%          6,834            *
Thomas Weisel Partners ..................................     $  2,075,000           0.38%         47,428            *
Total Return Portfolio, a series of Growth and Income
   Trust.................................................     $    900,000           0.16%         20,571            *
Tribeca Investments LLC..................................     $ 10,000,000           1.82%        228,571            *
Viacom Inc. Pension Plan Master Trust....................     $     51,000           0.01%          1,165            *
Zeneca Holdings Trust ...................................     $    360,000           0.07%          8,228            *
Zurich Institutional Benchmarks Master Fund Ltd..........     $    948,000           0.17%         21,668            *
Zurich Master Hedge Fund.................................     $    630,000           0.11%         14,400            *


-----------------------------
*      Less than 1%.

/(1)/ Also includes any sale of the notes and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by gift, partnership distribution or other non-sale related transfer from the named selling securityholders.

/(2)/ Assumes conversion of all of the holder's notes at a conversion price of approximately $43.75 per share of common stock. However, this conversion price is subject to adjustment as described under "Description of Notes--Conversion of Notes". As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

/(3)/ Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 232,737,368 shares of common stock outstanding as of February 19, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from time to time. Any changed information will be set forth in prospectus supplements or post effective amendments, as required.

     Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. For information on the procedure for sales by selling securityholders, read the disclosure under the heading "Plan of Distribution" below.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

     .  directly by the selling securityholders;

     . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

     If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and underlying common stock may be sold in one or more transactions at:

     .  fixed prices;

     .  prevailing market prices at the time of sale;

     .  varying prices determined at the time of sale; or

     .  negotiated prices.

     These sales may be effected in transactions:

     . on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

     .  in the over-the-counter market;

     . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or
     .  through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

     To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock trades on the Nasdaq National Market under the symbol "BRCD." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. A description of the risks associated with this is described above under the heading "Risk Factors--A public market may not develop for the notes."

     There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. Morgan Stanley & Co. Incorporated has agreed to reimburse us for certain costs and expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public.

                                  LEGAL MATTERS

     The validity of the issuance of our securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

     The consolidated financial statements of Brocade Communications Systems, Inc., a Delaware corporation, incorporated by reference into this prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy materials that we have filed with the SEC at the following SEC public reference room:

                             450 Fifth Street, N.W.
                                    Room 1024
                             Washington, D.C. 20549

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     Our common stock is quoted on the Nasdaq National Market under the symbol "BRCD," and our SEC filings can also be read at the following Nasdaq address:

                                Nasdaq Operations
                               1735 K Street, N.W.
                             Washington, D.C. 20006

     Our SEC filings are also available to the public on the SEC's Internet Web site at http://www.sec.gov.

     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), including any filings after the date of this prospectus, until we have sold all of the notes to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

     .  Our Annual Report on Form 10-K for our fiscal year ended
        October 27, 2001.

     . Our Quarterly Report on Form 10-Q for our fiscal quarter ended January 26, 2002.

     . Our Current Reports on Form 8-K, dated January 23, 2002 and February 11, 2002.

     . The description of our Preferred Stock Rights Agreement, in our Registration Statement on Form 8-A/12-G filed on February 11, 2002, under Section 12(g) of the Exchange Act.

     You may request a copy of these filings, at no cost, by writing to us at the following address or calling us at:

                      Brocade Communications Systems, Inc.
                              1745 Technology Drive
                           San Jose, California 95110
                            Attn: Investor Relations
                            Telephone: (877) 501-2723

                                   PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The aggregate estimated (other than the registration fee) expenses associated with this offering are as follows:

Securities and Exchange Commission registration fee.....................                 42,694
Trustee's fees and expenses.............................................                 16,000
Printing and engraving..................................................                 54,000
Accounting fees and expenses............................................                137,000
Legal fees and expenses.................................................                250,000
      Total.............................................................                499,694

   Morgan Stanley & Co. Incorporated has agreed to reimburse us for certain costs and expenses incidental to the offering, registration and sale of the notes and underlying common stock to the public.

ITEM 15.   INDEMNIFICATION OF DIRECTORS OF BROCADE COMMUNICATIONS SYSTEMS, INC.

CERTIFICATE OF INCORPORATION

     Our certificate of incorporation provides for the indemnification of our directors to the fullest extent permitted by Delaware law. Under Delaware law, such a provision may not indemnify directors' liability for:

     .   any breach of the directors' duty of loyalty to us or our stockholders;

     . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     . the unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     . any transactions in which the director derived an improper personal benefit.

     Our Amended and Restated Certificate of Incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

BYLAWS

     Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and, with respect to any criminal action or proceeding, if the indemnified party had no reason to believe his or her conduct was unlawful. Our bylaws also authorize us to provide insurance for our directors, officers or third parties acting on our behalf, against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under Delaware law.

INDEMNIFICATION AGREEMENTS

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things: indemnify our directors and officers against certain liabilities that may arise because of their status as officers or directors; advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to certain limited exceptions; and require us to obtain directors' and officers' insurance.

ITEM 16.   EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                     EXHIBIT TITLE
------       --------------------------------------------------------------------------------------------------------
 4.1         Indenture, dated as of December 18, 2001, between Brocade and State Street Trust and Bank Company of
             California, N.A. (1)
 4.2         Form of Note (included in Exhibit 4.1).
 5.1         Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (2)
10.1         Registration Rights Agreement, dated as of December 18, 2001, by and among Brocade and Morgan Stanley &
             Co. Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc. and Merrill Lynch, Pierce Fenner and
             Smith Incorporated. (1)
10.2         Purchase Agreement, dated as of December 18, 2001, by and among Brocade and Morgan Stanley & Co.
             Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc. and Merrill Lynch, Pierce Fenner and Smith
             Incorporated.
12.1         Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1         Consent of Arthur Andersen LLP, independent auditors.
23.3         Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1         Power of Attorney of certain directors and officers of the Registrant (included on page II-5)
25.1         Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.
99.1         Letter from Brocade regarding Arthur Andersen LLP

--------

(1) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2002.
(2)   Executed copy will be filed by amendment.

ITEM 17.   UNDERTAKINGS

     A.  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     D.   The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on March 21, 2002.

                  BROCADE COMMUNICATIONS SYSTEMS, INC.

                  By:      /s/ Gregory L. Reyes
                           ---------------------------------------------------

                  Name:    Gregory L. Reyes
                  Title    Chief Executive Officer and Chairman of the Board of
                           Directors

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gregory L. Reyes, Michael Byrd and Antonio Canova, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                        NAME                                            TITLE                            DATE
----------------------------------------------------   -----------------------------------------  -----------------
                  /s/ Gregory L. Reyes                 Chief Executive Officer and Chairman of      March 21, 2002
----------------------------------------------------   the Board of Directors (principal
                  Gregory L. Reyes                     executive officer)

                  /s/ Antonio Canova                   Vice President, Finance and Chief            March 21, 2002
---------------------------------------------------    Financial Officer (principal financial
                  Antonio Canova                       and accounting officer)

                  /s/ Neal Dempsey                     Director                                     March 21, 2002
---------------------------------------------------
                  Neal Dempsey

                  /s/ Mark Leslie                      Director                                     March 21, 2002
---------------------------------------------------
                  Mark Leslie

                  /s/ Seth D. Neiman                   Director                                     March 21, 2002
---------------------------------------------------
                  Seth D. Neiman

                  /s/ Larry W. Sonsini                 Director                                     March 21, 2002
---------------------------------------------------
                  Larry W. Sonsini

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                     EXHIBIT TITLE
---------     -----------------------------------------------------------------------------------------------------------
 4.1         Indenture, dated as of December 18, 2001, between Brocade and State Street Trust and Bank Company of
             California, N.A. (1)
 4.2         Form of Note (included in Exhibit 4.1).
 5.1         Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (2)
10.1         Registration Rights Agreement, dated as of December 18, 2001, by and among Brocade and Morgan Stanley &
             Co. Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc. and Merrill Lynch, Pierce Fenner and
             Smith Incorporated. (1)
10.2         Purchase Agreement, dated as of December 18, 2001, by and among Brocade and Morgan Stanley & Co.
             Incorporated, Goldman, Sachs & Co., Salomon Smith Barney Inc. and Merrill Lynch, Pierce Fenner and Smith
             Incorporated.
12.1         Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1         Consent of Arthur Andersen LLP, independent auditors.
23.3         Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1         Power of Attorney of certain directors and officers of the Registrant (included on page II-5)
25.1         Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.
99.1         Letter from Brocade regarding Arthur Andersen LLP

__________

(1) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2002.
(2)   Executed copy will be filed by amendment.